  Exhibit 99.5

VIA ELECTRONIC TRANSMISSION

September 22, 2017

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: LIVEREEL MEDIA CORPORATION
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA5381511016
	CUSIP:	538151101
2	Date Fixed for the Meeting:	November 22, 2017
3	Record Date for Notice:	October 18, 2017
4	Record Date for Voting:	October 18, 2017
5	Beneficial Ownership Determination Date:	October 18, 2017
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON
8	Business to be conducted at the meeting:	Annual and Special
9	Notice-and-Access:	
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

" *Steven Nguyen* "
Senior Relationship Manager
Steven.Nguyen@tmx.com